ARTICLES SUPPLEMENTARY

          PROSPECT STREET HIGH INCOME PORTFOLIO INC., a Maryland corporation having its principal office in the State of Maryland in Baltimore City, Maryland (hereinafter called the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland (the "State Department") that:

          FIRST: By resolution of its Board of Directors on September 8, 2000, the Corporation, pursuant to Section 3-802(a)(2) of the Maryland General Corporation Law (the "MGCL"), elected to become subject to Section 3-803 of the MGCL, which provides for a classified board of directors of three classes each having a three year term. Notwithstanding the foregoing sentence and pursuant to the provisions of Section 3-803(f) of the MGCL, the provisions of Article IV of the Articles of Amendment and Restatement of the Corporation dated November 25, 1988, as amended by the Articles of Amendment dated March 30, 1998, shall govern the rights of the holders of the Corporation's preferred stock and taxable auction rate preferred stock with respect to the election of Directors, and, further, any provisions pertaining to the election of Directors hereafter established in the Charter of the Corporation with respect to the issuance of senior securities, as defined in the Investment Company Act of 1940, as amended (the "1940 Act"), in accordance with the requirements of the 1940 Act, shall govern the rights of the holders of the senior securities.

          SECOND: By resolution of the Board of Directors on September 8, 2000, the Corporation classified its Board of Directors into three classes in accordance with Section 3-803 of the MGCL as follows: James D. Dondero shall be the initial Class I Director and shall have an initial term continuing until the annual meeting of stockholders in 2001 and until his successor is elected and qualified; Timothy K. Hui and Scott F. Kavanaugh shall be the initial Class II Directors and shall have an initial term continuing until the annual meeting of stockholders in 2002 and until their successors are elected and qualified; and John W. Honis and James F. Leary shall be the initial Class III Directors and shall have an initial term continuing until the annual meeting of stockholders in 2003 and until their successors are elected and qualified. At each annual meeting of the stockholders of the Corporation, the successors to the class of Directors whose term expires at that meeting shall be elected to hold office for a term continuing until the annual meeting of stockholders held in the third year following the year of their election and until their successors are elected and qualified. The classification set forth above may be changed from time-to-time by vote of the Board of Directors to reflect such matters as an increase or decrease in the number of Directors and so that each class, to the extent possible, will have the same number of Directors.

          IN WITNESS WHEREOF, Prospect Street High Income Portfolio Inc. has caused these Articles Supplementary to be signed in its name and on its behalf by its Executive Vice President who acknowledges that these Articles Supplementary are the act of the Corporation, that to the best of his knowledge, information and belief, all matters and facts set forth herein relating to the authorization and approval of these Articles Supplementary are true in all material respects, and that this statement is made under the penalties of perjury.

PROSPECT STREET HIGH INCOME PORTFOLIO INC. By: /S/ MARK K. OKADA Mark K. Okada Executive Vice President

WITNESS: /S/ R. JOSEPH DOUGHERTY R. Joseph Dougherty Secretary